Sprott Funds Trust 485BPOS

Exhibit 99(d)(4)

SPROTT FUNDS TRUST

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 30th day of April, 2025, by and between SPROTT FUNDS TRUST, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A hereto (each, a “Fund”), and Sprott Asset Management USA, Inc., a California corporation (the “Adviser”).

RECITALS:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of June 7, 2024, as amended on February 11, 2025, (the “Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of each Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).
2.	Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees, shareholder service fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).
3.	Recoupment of Fund Reimbursement Payments. The Adviser retains its right to receive in future years within the three years after the fiscal year and during which the fees were waived or reimbursed, recoupment of any Fund Reimbursement Payments paid by the Adviser pursuant to this Agreement, if such recoupment does not cause a Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.
4.	Term. This Agreement shall become effective, with respect to a particular Fund, on the date of this Agreement and shall remain in effect until the date indicated on Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.	Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A, if the Advisory Agreement for the Fund is terminated.
6.	Prior Agreements. This Agreement supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof. All such prior agreements and understandings are hereby terminated and deemed of no further force or effect.
7.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
8.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
9.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

(Signature Page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SPROTT FUNDS TRUST	SPROTT ASSET MANAGEMENT USA, Inc.
on behalf of each Fund listed on Appendix A

By: /s/ Thomas W. Ulrich	By: /s/ Thomas W. Ulrich

Title: President, Secretary, and Chief Compliance Officer	Title: General Counsel

Name: Thomas W. Ulrich	Name: Thomas W. Ulrich

Date: April 30, 2025	Date: April 30, 2025

Appendix A

Fund	Operating Expense Limit	Term
Sprott Gold Miners ETF	0.50%	April 30, 2025 to April 30, 2035
Sprott Gold Miners Junior ETF	0.50%	April 30, 2025 to April 30, 2035

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